June 11, 2007

James H. Groh
Heritage Management Consultants, Inc.
19 Shelter Cove Lane, #101
Hilton Head Island, South Carolina 29928

Louis A. Bevilacqua, Esq.
Thomas M. Shoesmith, Esq.
Joseph R. Tiano, Jr., Esq.
Thelen Reid Brown Raysman & Steiner LLP
701 8th Street N.W.
Washington D.C. 20001

> **Re:** **China Ritar Power Corp.**
> **Registration Statement on Form S-1**
> **Filed May 14, 2007**
> **File No. 333-142942**

Dear Sir/Madam:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2. Confirm that you are not including in the registration statement the shares held in escrow with the Securities Transfer Corporation, or, if they are included, please remove them.

3.   We note that the lists of your top ten clients for 2005 and 2006 on page 35 of your Form S-1 include Porsoo Electronic Inc., a "[t]elecommunications operator in Iran." We also note the disclosure that on January 1, 2007, you terminated your business relations with Porsoo. In light of the fact that Iran is identified as a state sponsor of terrorism by the U.S. State Department and is subject to U.S. economic sanctions and controls, please discuss your dealings with Porsoo. Include a description of your products sold to Porsoo and their uses, and a description of Porsoo and its operations, including whether it is a government-controlled entity. Please also describe and discuss any other current, past and/or anticipated operations in or other contacts with Iran, whether directly or through subsidiaries and/or other indirect arrangements. Discuss the materiality to you of your Iranian contacts in light of Iran's status as a state sponsor of terrorism. Please also discuss whether the contacts constitute a material investment risk to your security holders.

4.   Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of any revenues, assets and liabilities associated with Iran. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

        We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Pennsylvania's General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

5.   Please discuss for us possible military uses of the products and any services, you have provided into Iran. Please also discuss whether and how, to the best of your knowledge, understanding or belief, the products and services have been used by the Iranian government.

Selected Financial Data, page 14

6.   Please rearrange tabular information throughout the filing to present financial statement data in a consistent chronological order. For instance, Selected

Financial Data is not presented in the same chronological order as the basic financial statements or the summary data from page 4. Refer to SAB Topic 11-F.

Selected Quarterly Financial Information, page 15

7.   Please disclose the factors responsible for the significant increase in revenues in the fourth quarter of 2005. Also explain factors responsible for the significant decrease in profitability in the fourth quarter of 2006.

Obligations Under Material Contracts, page 23

8.   Please expand to describe the $103.3 million obligation with Songmu Industrial Park as disclosed in Note 24 to the Form 10-Q as of March 31, 2007. Disclose when you expect to fund the obligation and how you intend to raise the required financing. Please make full disclosure about your obligations under the arrangement.

Critical Accounting Policies, page 24

Use of Estimates, page 25

9.   Tell us where your financial statements include disclosure about goodwill, environmental accruals, defined benefit plans and long-term contracts. Alternatively, please customize the disclosure to specifically address matters factually relevant to your financial statements. Please similarly revise the parallel disclosure presented in the notes to financial statements.

Ritar International Group Limited Financial Statements

10.   Please update the financial statements when required by Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-1

11.   We note that your independent auditors are based in Utah while your principal operations are in China. Please respond to the following:

- Tell us where your accounting records are located, including the language in which your accounting records are maintained and on what basis of GAAP.

- Tell us where the audit fieldwork was performed (including who specifically performed that fieldwork). Describe the extent to which fieldwork in China was performed by employees of your US based auditors. Identify any other audit firms participating in that fieldwork and describe the extent of their participation.

- If your auditors relied on the work of another accounting firm to perform work in China, please have your auditors tell us how they satisfied the relevant requirements of the PCAOB in determining that such reliance was appropriate, including how they determined that it was not necessary to make reference to the other firm in their audit report.

- Please describe your internal expertise in US GAAP; and, identify who at your company takes responsibility for determining how to appropriately apply US GAAP in preparing your financial statements.

- If the accounting records and supporting documents are in other than English, tell us how your auditors were able to read those documents. Describe your auditors' expertise in reading and speaking Chinese. Specifically address audit firm employees performing fieldwork in China.

Overall, the response should fully explain how the US based auditors were able to successfully complete the audits of the Chinese operations. We may have additional questions after reviewing your response.

Consolidated Balance Sheets, page F-2

12.   Please restate the equity sections of the Consolidated Balance Sheets and the related Consolidated Statements of Shareholders' equity for the recapitalization reverse merger consummated in February 2007.

Consolidated Statements of Income and Comprehensive Income, page F-3

13.   Please restate weighted-average shares for all periods to reflect the equivalent number of shares received by the acquiring company in the recapitalization reverse merger consummated in February 2007.

Consolidated Statements of Cash Flows, page F-5

14.   Please tell us why it is appropriate to report the items "deferred offering costs" and restricted cash" in operating cash flows. For each item explain why the classification is appropriate under SFAS 95. This comment also applies to the Form 10-Q as of March 31, 2007. Revise the statements if necessary to conform to SFAS 95.

15.   Please tell us how your measurement of the affect of changes in exchange rates on cash balances is consistent with paragraph 25 and Example 2 of Appendix C to SFAS 95. In that regard, also tell us why it is appropriate to present the cumulative translation adjustment as an item on the cash flow statement. This comment also applies to the Form 10-Q as of March 31, 2007.

China Ritar Power Corp.
June 11, 2007
Page 5

Note 1, Organization and Basis of Preparation of Financial Statements, page F-6

16.   In the second, third and fourth paragraphs there are references to "transfers" of equity interests in Shenzhen Ritar among various parties. In a written response, please fully describe these transactions, including the underlying accounting applied. Show us that the accounting complies with GAAP. If there was no accounting recognition in the financial statements, please provide the basis in GAAP. We may have additional comments once we better understand the disclosure.

17.   In the seventh paragraph you indicate that Ritar International paid $5 million to various parties for shares. Tell us how this transaction was accounted for and explain the basis in GAAP for the accounting. Tell us the source of the funds paid by Ritar International to the various individuals. We may have additional comments once we better understand the disclosure.

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

18.   Please tell us and revise your disclosure to better describe how you recognize revenue from product sales, identifying in each instance those events that would indicate that each criterion outlined in SAB Topic 13A has been met.

19.   If significant, please make disclosure about return policies, customer acceptance protocols and the accounting for credits and discounts. If applicable, also address any post-shipment obligations, price protection and bill and hold arrangements or confirm that there are none.

20.   We note from the business section that you provide one to three year warranties. Please disclose how you account for that obligation and, if material, provide the roll-forward required by FIN 45.

Research and Development Expenses, page F-8

21.   You indicate that research and development costs are capitalized once technological feasibility has been achieved. Please tell us how that policy is consistent with the provisions of SFAS 2.

Note 10, Short-term Loans, page F-15

22.   Please revise footnote (1), particularly the third sentence, to more clearly explain the terms of the financing. Please avoid using undefined terms such as "guarantee range" and "creditor period."

Note 20, Commitments and Contingencies, page F-20

23.   Please make disclosure about the terms and conditions of the contingent rent arrangement referred in the last paragraph of the disclosure.

Note 24, Geographic Information, page F-21

24.   Please identify and quantify the amount of sales in any individual country where the amount is material. Refer to paragraph 38 to SFAS 131.

China Ritar Power Corp. Financial Statements

25.   You disclose that China Ritar Power was a blank check company and that the merger in February 2007 was accounted for as a recapitalization. The transaction you describe is not a business combination. Accordingly, please revise the filing to delete the pre-acquisition financial statements of the blank check company and the related pro forma data.

Item 16. Exhibits and Financial Statement Schedules, page II-2

26.   Please include an updated accountants' consent with any amendment to the filing.

Form 10-Q as of March 31, 2007

Note 2, Organization and Basis of Preparation of Financial Statements, page F-4

27.   Tell us how you accounted for the expenses of the recapitalization reverse merger; specifically address how you accounted for audit fees for Ritar International Group Limited.

28.   With respect to the shares sold in the June 2006 and February 2007 private placements and related warrants please make disclosure about registration obligations and liquidated damages provisions or confirm that there are none.

29.   With respect to the warrants, please make disclosure about any conditions or circumstances that may lead to changes in exercise prices or number of warrants. Also describe the terms and conditions of any non-cash exercise provisions.

30.   As a related matter, please tell us how you considered the requirements of SFAS 133 and EITF 00-19 in evaluating whether the warrants should be accounted for as derivatives with changes in fair value in earnings.

31.   Please disclose how you valued and accounted for the shares issued to Heritage Management and Zhang Qiang in February 2007.

Note 4, Recent Changes in Accounting Standards, page F-9

32.   With respect to FIN 48, please tell us why you are "currently evaluating the impact of adopting" the guidance which was effective on January 1, 2007.

Note 19, Commitments and Contingencies, page F-19

33.   Please expand to clarify how rent expense totals only $5,041 for the first quarter while expected rent for the year exceeds $333,000.

        As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at 202-551-3778 or in his absence, Gary Todd at 202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director